Form 20-F/A
period 2026-08-12
Tactical Resources Corp.
filed 2026-09-21
CIK 2041208

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No 1 to

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

TACTICAL RESOURCES CORP.
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

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

 i

EXPLANATORY NOTE

On August 13, 2026 (the “Closing Date”), Plum III Merger Corp. (“PubCo”) consummated the business combination contemplated by the Business Combination Agreement dated as of August 22, 2024 (as amended to date, the “Business Combination Agreement”), by and among PubCo, Plum Acquisition Corp. III (“Plum”), Plum III Amalco Corp. (“Amalco”), and Tactical Resources Corp. (“TRC”), pursuant to which (i) Plum transferred by way of continuation from the Cayman Islands to the Province of British Columbia in accordance with the Cayman Islands Companies Act (As Revised) (the “Companies Act”) and continued as a corporation under the Laws of the Province of British Columbia in accordance with the applicable provisions of the Business Corporations Act (British Columbia) (the “BCBCA”) (the “Domestication”), (ii) following the Domestication, Plum amalgamated with PubCo (the “Plum Amalgamation”) to form one corporate entity, and (iii) immediately following the Plum Amalgamation, TRC and Amalco amalgamated (the “TRC Amalgamation” and, together with the Plum Amalgamation, the “Amalgamations”) to form one corporate entity. On August 12, 2026, PubCo filed a Form 20-F with the Securities and Exchange Commission describing the consummation of the transactions contemplated by the Business Combination Agreement. The sole purpose of filing this Form 20-F/A is to include the financial statements of Plum for the three and six months ending June 30, 2026.

 ii

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Audited financial statements for Plum Acquisition Corp III as of December 31, 2025 and 2024 and for the years then ended are incorporated by reference to Exhibit 15.2 of PubCo’s Shell Company Report pursuant to Section 13 or 15(D) of the Securities Exchange Act of 1934 on Form 20-F (File No. 001-43416) filed on August 12, 2026.

Unaudited financial statements for Plum Acquisition Corp III as of March 31, 2026 and for the three months then ended are incorporated by reference to Exhibit 15.3 of PubCo’s Shell Company Report pursuant to Section 13 or 15(D) of the Securities Exchange Act of 1934 on Form 20-F (File No. 001-43416) filed on August 12, 2026.

Unaudited financial statements for Plum Acquisition Corp III as of June 30, 2026 and for the three and six months then ended are attached as Exhibit 15.9 to this Report.

The financial statements of TRC as of July 31, 2025 and 2024 and for the two years ending July 31, 2025, are incorporated by reference from pages F-86 through F-109 of the Financial Statements in Plum III Merger Corp.’s registration statement on Form F-4 (File No. 333-282863).

Unaudited financial statements for Tactical Resources Corp as of April 30, 2026 and for the three and nine months then ended are incorporated by reference to Exhibit 15.5 of PubCo’s Shell Company Report pursuant to Section 13 or 15(D) of the Securities Exchange Act of 1934 on Form 20-F (File No. 001-43416) filed on August 12, 2026

The financial statements of Plum III Merger Corp. as of December 31, 2025 and 2024, for the year ended December 31, 2025 and for the period beginning August 8, 2024 (inception date) to December 31, 2024 are incorporated by reference to Exhibit 15.6 of PubCo’s Shell Company Report pursuant to Section 13 or 15(D) of the Securities Exchange Act of 1934 on Form 20-F (File No. 001-43416) filed on August 12, 2026.

Unaudited financial statements of Plum III Merger Corp. as of March 31, 2026 and 2025, for the three months ended March 31, 2026 and 2025 are incorporated by reference to Exhibit 15.7 of PubCo’s Shell Company Report pursuant to Section 13 or 15(D) of the Securities Exchange Act of 1934 on Form 20-F (File No. 001-43416) filed on August 12, 2026.

Unaudited Pro Forma Condensed Combined Financial Information of PubCo as of April 30, 2026, for the year ended July 31, 2025, and for the nine months ended April 30, 2026 are incorporated by reference to Exhibit 15.1 of PubCo’s Shell Company Report pursuant to Section 13 or 15(D) of the Securities Exchange Act of 1934 on Form 20-F (File No. 001-43416) filed on August 12, 2026.

ITEM 19. EXHIBITS

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
1.1	Plum III Merger Corp. Closing Articles (Incorporated by reference to Annex E to the proxy statement/prospectus that forms a part of Plum III Merger Corp.’s registration statement on Form F-4 (File No. 333-282863)).
2.1	Warrant Agreement, dated July 27, 2021, between Plum Acquisition Corp. III and Continental Stock Transfer & Trust Company, as warrant agent (Incorporated by reference to Exhibit 4.1 to Plum Acquisition Corp. III’s Current Report on Form 8-K (File No. 001-40677), filed with the SEC on July 30, 2021).
2.2	Specimen Warrant Certificate (Incorporated by reference to Exhibit 4.3 to Plum Acquisition Corp. III’s Registration Statement on Form S-1/A (File 333-253221), filed with the SEC on March 12, 2021.
2.3	Registration Rights Agreement among Plum III Merger Corp., a corporation formed under the Laws of the Province of British Columbia (“PubCo”), and each of the Persons listed on Schedule A thereto (Incorporated by reference to Annex C to the proxy statement/prospectus that forms a part of Plum III Merger Corp.’s registration statement on Form F-4 (File No. 333-282863)).
4.1	Business Combination Agreement, dated August 22, 2024, by and among Plum Acquisition Corp. III, Plum III Amalco Corp., Plum III Merger Corp., and Tactical Resources Corp. (Incorporated by reference to Annex A-1 to the proxy statement/prospectus that forms a part of Plum III Merger Corp.’s registration statement on Form F-4 (File No. 333-282863)).
4.2	Amendment No. 1 to Business Combination Agreement, dated December 10, 2024, by and among Plum Acquisition Corp. III and Tactical Resources Corp. (Incorporated by reference to Annex A-2 to the proxy statement/prospectus that forms a part of Plum III Merger Corp.’s registration statement on Form F-4 (File No. 333-282863)).
4.3	Amendment No. 2 to Business Combination Agreement, dated January 28, 2025, by and among Plum Acquisition Corp. III and Tactical Resources Corp. (Incorporated by reference to Annex A-3 to the proxy statement/prospectus that forms a part of Plum III Merger Corp.’s registration statement on Form F-4 (File No. 333-282863)).
4.4	Amendment No. 3 to Business Combination Agreement, dated July 30, 2025, by and among Plum Acquisition Corp. III and Tactical Resources Corp. (Incorporated by reference to Annex A-4 to the proxy statement/prospectus that forms a part of Plum III Merger Corp.’s registration statement on Form F-4 (File No. 333-282863)).
4.5	Company Securityholder Support Agreement, dated August 22, 2024 by and among Plum III Merger Corp., Plum Acquisition Corp. III, Tactical Resources Corp. and certain securityholders of Tactical Resources Corp. (Incorporated by reference to Annex I to the proxy statement/prospectus that forms a part of Plum III Merger Corp.’s registration statement on Form F-4 (File No. 333-282863)).
4.6	Sponsor Support Agreement, dated August 22, 2024, by and among Plum III Merger Corp., Plum Acquisition Corp. III, Tactical Resources Corp., Mercury Capital, LLC, Alpha Partners Technology Merger Sponsor LLC, and certain other shareholders of Plum Acquisition Corp. III. (Incorporated by reference to Annex H to the proxy statement/prospectus that forms a part of Plum III Merger Corp.’s registration statement on Form F-4 (File No. 333-282863))
4.7	Sponsor Parties Lock-Up Agreement, dated August 22, 2024, by and among Plum III Merger Corp., Plum Acquisition Corp. III, Mercury Capital, LLC, Alpha Partners Technology Merger Sponsor LLC, and Kanishka Roy. (Incorporated by reference to Annex J to the proxy statement/prospectus that forms a part of Plum III Merger Corp.’s registration statement on Form F-4 (File No. 333-282863)).
4.8	Form of Plum III Merger Corp. Stock Incentive Plan (Incorporated by reference to Annex K to the proxy statement/prospectus that forms a part of Plum III Merger Corp.’s registration statement on Form F-4 (File No. 333-282863)).
4.9	Form of Share Award Agreement (Incorporated by reference to Annex G to the proxy statement/prospectus that forms a part of Plum III Merger Corp.’s registration statement on Form F-4 (File No. 333-282863)).

4.9	Purchase and Sale Agreement dated as of July 30, 2021, between Sierra Blanca Quarry LLC and Tactical Resources Corp. (Incorporated by reference to Exhibit 10.11 of Plum III Merger Corp.’s registration statement on Form F-4 (File No. 333-282863)).
4.10	Amendment No. 1 to the Purchase and Sale Agreement, between Sierra Blanca Quarry LLC and Tactical Resources Corp. (Incorporated by reference to Exhibit 10.12 of Plum III Merger Corp.’s registration statement on Form F-4 (File No. 333-282863)).
4.11	Mining Lease M-114769 dated as of February 5, 2013, by and between Sierra Blanca Quarry LLC and Commissioner of the General Land Office of the State of Texas. (Incorporated by reference to Exhibit 10.13 of Plum III Merger Corp.’s registration statement on Form F-4 (File No. 333-282863)).
4.12	Form of Tactical Resources Corp Unsecured Convertible Debentures due May 17, 2026. (Incorporated by reference to Exhibit 10.14 of Plum III Merger Corp.’s registration statement on Form F-4 (File No. 333-282863)).
4.13	Form of Tactical Resources Corp Unsecured Convertible Debentures due January 21, 2027. (Incorporated by reference to Exhibit 10.15 of Plum III Merger Corp.’s registration statement on Form F-4 (File No. 333-282863)).
4.14	Amended and Restated Consulting Agreement dated as of January 1, 2025 by and between Ranjeet Sundher and Tactical Resources Corp. (Incorporated by reference to Exhibit 10.16 of Plum III Merger Corp.’s registration statement on Form F-4 (File No. 333-282863)).
4.15	Amended and Restated Consulting Agreement dated as of January 1, 2025 by and between Alnesh Mohan and Tactical Resources Corp. (Incorporated by reference to Exhibit 10.17 of Plum III Merger Corp.’s registration statement on Form F-4 (File No. 333-282863)).
4.16	Amended and Restated Consulting Agreement dated as of January 1, 2025 by and between Kuljit Basi and Tactical Resources Corp. (Incorporated by reference to Exhibit 10.18 of Plum III Merger Corp.’s registration statement on Form F-4 (File No. 333-282863)).
4.17	Amended and Restated Consulting Agreement dated as of January 1, 2025 by and between F2 Florida, LLC and Tactical Resources Corp. (Incorporated by reference to Exhibit 10.19 of Plum III Merger Corp.’s registration statement on Form F-4 (File No. 333-282863)).
4.18	Amended and Restated Consulting Agreement dated as of January 1, 2025 by and between Fortuna Investments Corp. and Tactical Resources Corp. (Incorporated by reference to Exhibit 10.20 of Plum III Merger Corp.’s registration statement on Form F-4 (File No. 333-282863)).
4.19	Amended and Restated Consulting Agreement dated as of January 1, 2025 by and between 129925 BC Ltd and Tactical Resources Corp. (Incorporated by reference to Exhibit 10.21 of Plum III Merger Corp.’s registration statement on Form F-4 (File No. 333-282863)).
4.20	Key Company Securityholder Lock-Up Agreement, dated July 30, 2025, by and among Plum III Merger Corp., Plum Acquisition Corp. III and the Key TRC Securityholders. (Incorporated by reference to Annex N to the proxy statement/prospectus that forms a part of Plum III Merger Corp.’s registration statement on Form F-4 (File No. 333-282863)).
4.21	Services Agreement, by and between Freya Advisory, LLC and Mercury Capital LLC. (Incorporated by reference to Exhibit 10.23 of Plum III Merger Corp.’s registration statement on Form F-4 (File No. 333-282863)).
4.22	Consulting Agreement, by and between Cooper Advisers LLC and Mercury Capital LLC. (Incorporated by reference to Exhibit 10.24 of Plum III Merger Corp.’s registration statement on Form F-4 (File No. 333-282863)).
4.23	Amendment to Consulting Agreement, by and between Cooper Advisers LLC and Mercury Capital LLC. (Incorporated by reference to Exhibit 10.25 of Plum III Merger Corp.’s registration statement on Form F-4 (File No. 333-282863)).
4.24	Amendment No. 1 to the Sponsor Support Agreement, dated September 4, 2025, by and among Plum III Merger Corp., Plum Acquisition Corp. III, Tactical Resources Corp., Mercury Capital, LLC, Alpha Partners Technology Merger Sponsor LLC, and certain other shareholders of Plum Acquisition Corp. III (Incorporated by reference to Annex H-1 to the proxy statement/prospectus that forms a part of Plum III Merger Corp.’s registration statement on Form F-4 (File No. 333-282863)).
4.25	Securities Transfer Agreement, by and between Mercury Capital, LLC and Blue Bird Enterprises, LLC(Incorporated by reference to Exhibit 10.27 of Plum III Merger Corp.’s registration statement on Form F-4 (File No. 333-282863)).

4.26	Standby Equity Purchase Agreement dated November 7, 2025, by and among Plum III Merger Corp, Tactical Resources Corp and YA II PN, LTD. (Incorporated by reference to Exhibit 10.28 of Plum III Merger Corp.’s registration statement on Form F-4 (File No. 333-282863)).
4.27	Registration Rights Agreement dated October 31, 2025, by and among Tactical Resources Corporation and YA II PN, LTD. (Incorporated by reference to Exhibit 10.29 of Plum III Merger Corp.’s registration statement on Form F-4 (File No. 333-282863)).
4.28	Form of Promissory Note to be issued YA II PN, LTD by Tactical Resources Corporation (Incorporated by reference to Exhibit 10.30 of Plum III Merger Corp.’s registration statement on Form F-4 (File No. 333-282863)).
4.29	Prepaid Expenses Agreement, dated November 7, 2025, by and among Mercury Capital, LLC and YA II PN, LTD. (Incorporated by reference to Exhibit 10.31 of Plum III Merger Corp.’s registration statement on Form F-4 (File No. 333-282863)).
4.30	Asset Purchase Agreement between Sierra Blanca Quarry and Tactical Resources Corp. dated April 7, 2026. (Incorporated by reference to Exhibit 4.30 of Tactical Resources Corp.’s Shell Company Report pursuant to Section 13 or 15(D) of the Securities Exchange Act of 1934 on Form 20-F (File No. 001-43416) filed on August 12, 2026).
4.31	Purchase and Sale Agreement dated March 16, 2026, by and among Tactical Resources Corp., Sierra Blanca Quarry, LLC, Dennis Walker and Becky Dean Walker. (Incorporated by reference to Exhibit 4.31 of Tactical Resources Corp.’s Shell Company Report pursuant to Section 13 or 15(D) of the Securities Exchange Act of 1934 on Form 20-F (File No. 001-43416) filed on August 12, 2026)
4.32	Employment Agreement between Tactical Resources US Corp and Man Ching (Jenny) Shen. (Incorporated by reference to Exhibit 4.32 of Tactical Resources Corp.’s Shell Company Report pursuant to Section 13 or 15(D) of the Securities Exchange Act of 1934 on Form 20-F (File No. 001-43416) filed on August 12, 2026)
8.1	List of subsidiaries of PubCo. (Incorporated by reference to Exhibit 21.1 of Plum III Merger Corp.’s registration statement on Form F-4 (File No. 333-282863)).
15.1	Unaudited Pro Forma Condensed Combined Financial Information of PubCo as of April 30, 2026, for the year ended July 31, 2025, and for the nine months ended April 30, 2026 (Incorporated by reference to Exhibit 15.1 of Tactical Resources Corp.’s Shell Company Report pursuant to Section 13 or 15(D) of the Securities Exchange Act of 1934 on Form 20-F (File No. 001-43416) filed on August 12, 2026)
15.2	Audited financial statements for Plum Acquisition Corp III as of December 31, 2025 and 2024 and for the two years then ended. (Incorporated by reference to Exhibit 15.2 of Tactical Resources Corp.’s Shell Company Report pursuant to Section 13 or 15(D) of the Securities Exchange Act of 1934 on Form 20-F (File No. 001-43416) filed on August 12, 2026)
15.3	Unaudited financial statements for Plum Acquisition Corp III as of March 31, 2026 and for the three months then ended (Incorporated by reference to Exhibit 15.3 of Tactical Resources Corp.’s Shell Company Report pursuant to Section 13 or 15(D) of the Securities Exchange Act of 1934 on Form 20-F (File No. 001-43416) filed on August 12, 2026)
15.4	Audited financial statements for Tactical Resources Corp as of July 31, 2025 and 2024 and for the two years then ended. (Incorporated by reference from pages F-86 through F-109 of the Financial Statements in Plum III Merger Corp.’s registration statement on Form F-4 (File No. 333-282863)).
15.5	Unaudited financial statements for Tactical Resources Corp as of April 30, 2026 and for the three and nine months then ended (Incorporated by reference to Exhibit 15.5 of Tactical Resources Corp.’s Shell Company Report pursuant to Section 13 or 15(D) of the Securities Exchange Act of 1934 on Form 20-F (File No. 001-43416) filed on August 12, 2026)
15.6	Audited financial statements for Plum III Merger Corp as of December 31, 2025 and 2024 and for the year ended December 31, 2025 and the period from August 8, 2024 (inception) to December 31, 2024. (Incorporated by reference to Exhibit 15.6 of Tactical Resources Corp.’s Shell Company Report pursuant to Section 13 or 15(D) of the Securities Exchange Act of 1934 on Form 20-F (File No. 001-43416) filed on August 12, 2026)
15.7	Unaudited financial statements of Plum III Merger Corp. as of March 31, 2026 and 2025, for the three months ended March 31, 2026 and 2025. (incorporated by reference to the Form 10-Q filed by Plum Acquisition Corp. III on May 20, 2026 (File No. 001-40677)
15.8	Technical Report of APEX Geoscience Ltd and Kemetco Research Inc. as to reserves of Tactical Resources Inc. Peak Rare Earth Element Project (Incorporated by reference to Annex O to the proxy statement/prospectus that forms a part of Plum III Merger Corp.’s registration statement on Form F-4 (File No. 333-282863)).
15.9*	Unaudited financial statements for Plum Acquisition Corp III as of June 30, 2026 and for the three and six months then ended.
15.10*	Consent of Marcum LLP.
15.11	Consent of Manning Elliott LLP with respect to Tactical Resources Corp. (Incorporated by reference to Exhibit 15.10 of Tactical Resources Corp.’s Shell Company Report pursuant to Section 13 or 15(D) of the Securities Exchange Act of 1934 on Form 20-F (File No. 001-43416) filed on August 12, 2026)
15.12	Consent of Manning Elliott LLP with respect to Plum III Merger Corp. (Incorporated by reference to Exhibit 15.11 of Tactical Resources Corp.’s Shell Company Report pursuant to Section 13 or 15(D) of the Securities Exchange Act of 1934 on Form 20-F (File No. 001-43416) filed on August 12, 2026)
15.13	Consent of Apex Geoscience Ltd. with respect to the Tactical Resources Inc. technical report. (Incorporated by reference to Exhibit 15.12 of Tactical Resources Corp.’s Shell Company Report pursuant to Section 13 or 15(D) of the Securities Exchange Act of 1934 on Form 20-F (File No. 001-43416) filed on August 12, 2026)
15.14	Consent of Kemetco Research Inc. with respect to the Tactical Resources Inc. technical report. (Incorporated by reference to Exhibit 15.13 of Tactical Resources Corp.’s Shell Company Report pursuant to Section 13 or 15(D) of the Securities Exchange Act of 1934 on Form 20-F (File No. 001-43416) filed on August 12, 2026)

*	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

TACTICAL RESOURCES CORP.

Name:	Ranjeet Sundher
Title:	Chief Executive Officer
September 21, 2026